04001612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 42547

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 17 2004 WASH. D.C. 158 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R. W. Pressprich & Co., Inc. [redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PL[redacted]t use P.O. Box No.)

520 Madison Avenue, 28th Floor [redacted]
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Hynes — (212) 832-6022
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas, 15th Floor	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Dennis Hynes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. W. Pressprich & Co., Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

INGRID BAEZ
Notary Public - State of New York
NO. 01BA6081576
Qualified in New York County
My Commission Expires 09/30/06

Notary Public

Signature

CFO

Title

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 12 DAY OF March 2004
BY
NOTARY PUBLIC

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. W. PRESSPRICH & CO., INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

R.W. PRESSPRICH & CO., INC. AND SUBSIDIARY

CONTENTS

1350 Avenue of the Americas
New York, New York 10019
212-997-0500/Fax 212-730-6892
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
R. W. Pressprich & Co., Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of R. W. Pressprich & Co., Inc. and Subsidiary as of December 31, 2003. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of R. W. Pressprich & Co., Inc. and Subsidiary as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

New York, New York
January 19, 2004

Member AGN Affiliated Offices Worldwide

R.W. PRESSPRICH & CO., INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash and cash equivalents	$	357,457
Receivable from clearing broker		7,130,914
Securities owned, at market		56,128,583
Accrued interest receivable		923,685
Deposit with clearing broker		265,337
Property and equipment, net		1,929,087
Other assets		899,077
	$	67,634,140
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at market	$	53,190,038
Accounts payable and accrued expenses		2,003,096
Accrued interest payable		617,457
Total liabilities		55,810,591
Commitments and contingencies		
Stockholders' equity		
Class A voting common stock, no par value, authorized 10,000 shares, issued and outstanding 1,913 shares		957,474
Class A-1 non-voting common stock, no par value, authorized 20,000 shares, issued and outstanding 13,178 shares		8,527,728
Retained earnings		2,338,347
Total stockholders' equity		11,823,549
	$	67,634,140

See accompanying notes to consolidated financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

R.W. Pressprich & Co., Inc. ("Pressprich") is a broker-dealer, located in New York City, New York, Boston, Massachusetts, Chicago, Illinois, Yonkers, New York and Fort Lauderdale, Florida. Pressprich is registered with the Securities and Exchange Commission ("SEC"), is a member of the National Association of Securities Dealers, Inc. ("NASD"), and its operations primarily consist of securities principal transactions.

Pressprich Capital Management, LLC, ("Subsidiary"), is the Company's wholly-owned subsidiary.

Principles of Consolidation

The consolidated financial statements include the accounts of Pressprich and Subsidiary (collectively, the "Company"). All material intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers certificates of deposit and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased

All securities owned and securities sold, not yet purchased are valued at market and unrealized gains and losses are reflected in revenues.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets as follows:

Asset	Estimated Useful Lives
Office equipment	5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of Lease
Computer software	3 Years

Rent Expense

Rent is charged to operations by amortizing the minimum rent payments over the term of the lease, using the straight-line method.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and related revenues and expenses are recorded on the trade-date basis.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company is not liable for federal and substantially all state income taxes as the stockholders have elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the Company's stockholders are liable for taxes on corporate income and receive the benefit from corporate loss.

Income tax expense for the year ended December 31, 2003 relates principally to the New York City alternative tax.

Retirement Plan

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code which covers all eligible employees. The plan provides for voluntary deductions subject to internal revenue code limitations. At management's discretion the Company may make a matching contribution. Matching contributions begin vesting after one year of service and are fully vested after three years of service. In addition, the Company established a profit sharing plan in 2002 in which voluntary contributions can be made to all eligible employees whether or not they are a 401(k) participant. The Company made contributions of approximately $400,000 in 2003.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Securities owned and securities sold, not yet purchased

Details of securities owned and securities sold, not yet purchased at December 31, 2003, are as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government obligations	$ 6,295,435	$ 28,650,488
Corporate bonds	49,833,148	24,539,550
	$ 56,128,583	$ 53,190,038

3. Deposit with clearing broker

Pursuant to an agreement with its clearing broker, the Company is required to maintain a clearing deposit of at least $250,000 and to maintain net capital of at least $100,000.

4. Property and equipment

Details of property and equipment at December 31, 2003 are as follows:

Office equipment	$	2,745,823
Furniture and fixtures		524,046
Leasehold improvements		459,627
Computer software		153,962
		3,883,458
Less accumulated depreciation		1,954,371
	$	1,929,087

5. Related party transactions

Subsidiary is the General Partner of PCM Partners, LP. PCM Partners, LP is a commodity pool whose limited partners are shareholders of Pressprich. As of December 19, 2003, PCM Partners, LP liquidated.

6. Commitments and contingencies

The Company is obligated under five office leases expiring on various dates through January 2013. In addition to the base rent, the leases provide for the Company to pay property taxes and operating expenses over base period amounts.

Future aggregate minimum annual rent payments under these leases are as follows:

Year ending December 31,		
2004	$	747,826
2005		773,767
2006		756,682
2007		732,492
2008		742,039
Thereafter		2,994,819
	$	6,747,625

Rent expense, net of rental income of approximately $78,000, was approximately $730,000 for the year ended December 31, 2003.

As of December 31, 2003, the Company had a standby letter of credit of approximately $339,000 outstanding which represents a security deposit for its New York office space lease obligation. The letter of credit is secured by a Treasury bill in the amount of approximately $359,000 which is included in other assets.

Securities sold, not yet purchased represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

7. Net capital requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $5,845,000 which was approximately $5,711,000 in excess of its minimum requirement of approximately $134,000.

In accordance with SEC Rule 17a-5, a summary of financial data of Subsidiary at December 31, 2003, which is not consolidated for purposes of the Company's filings pursuant to Focus Report Part IIA, is as follows:

Assets	$ -
Liabilities	$ -

8. Exemption from Rule15c3-3

The Company is exempt from SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from and clearing deposit with the clearing broker are pursuant to this clearance agreement.

The Company periodically maintains a cash balance in a financial institution, exceeding the Federal Deposit Insurance Corporation coverage of $100,000.